
02003239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8-49758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spyglass Trading, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road, Suite 440
(No. and Street)

Dallas,	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Greer — 214-692-3662 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Greer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Spyglass Trading, L.P., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEANNE DEERING
MY COMMISSION EXPIRES
November 13, 2003

Signature

Secretary/Treasurer, Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPYGLASS TRADING, L.P.

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Partners
Spyglass Trading, L.P.

We have audited the accompanying statement of financial condition of Spyglass Trading, L.P. (the Partnership) as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spyglass Trading, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. + Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2002

SPYGLASS TRADING, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash and cash equivalents	$1,396,063
Commissions receivable from clearing broker	43,719
United States Treasury Note, $300,000, 6.25%, 6/30/02 (cost – $299,443)	306,843
United States Treasury Strip, $1,000,000, 11/15/16 (cost – $444,990)	444,990
Vanguard GNMA Fund, 47,503.297 shares (cost – $504,864)	493,084
Deposit with clearing broker	55,094
Property and equipment, net	36,095
Other assets	44,946
Due from affiliates	11,134
Total assets	$2,831,968
LIABILITIES	
Accounts payable and accrued expenses	$ 26,052
Commissions payable	97,762
Total liabilities	123,814
PARTNERS' CAPITAL	
General Partner	27,040
Limited Partners	2,681,114
Total partners' capital	2,708,154
Total liabilities and partners' capital	$2,831,968

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUE	
Commissions	$5,184,927
Interest	82,563
Change in unrealized (loss) on investments	(8,876)
Other income	6,000
Total revenue	5,264,614
EXPENSES	
Commissions	1,308,411
Exchange fees	20,278
Payroll and related expenses	1,454,603
Operating expenses	112,901
Occupancy expenses	191,622
Professional fees	73,959
Depreciation expense	28,610
Travel and entertainment	29,932
Communications and data processing	63,640
Total expenses	3,283,956
NET INCOME	$1,980,658

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2001

	General Partner	Limited Partners	Total
Partners' capital December 31, 2000	$11,158	$1,108,822	$1,119,980
Net income	19,807	1,960,851	1,980,658
Distributions to partners	(3,925)	(388,559)	(392,484)
Partners' capital December 31, 2001	$27,040	$2,681,114	$2,708,154

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$1,980,658
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized loss on investments	8,876
Depreciation expense	28,610
Decrease in commissions receivable	78,528
(Increase) in deposit with clearing broker	(2,206)
(Increase) in other assets	(27,080)
Decrease in interest receivable	9,375
(Increase) in due from affiliates	(7,963)
(Decrease) in accounts payable and accrued expenses	(24,171)
(Decrease) in commissions payable	(383,851)
(Decrease) in due to affiliate	(4,185)
Net cash provided by operating activities	1,656,591
Cash flows (for) investing activities	
Purchases of property and equipment	(20,154)
Purchases of investments	(949,854)
Net cash (used in) investing activities	(970,008)
Cash flows (for) financing activities	
Distributions to partners	(392,484)
Net increase in cash and cash equivalents	294,099
Cash and cash equivalents	
Beginning of year	1,101,964
End of year	$1,396,063

See accompanying notes.

SPYGLASS TRADING, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1. THE PARTNERSHIP

Spyglass Trading, L.P. (the "Partnership") was organized on January 29, 1997 under the laws of the state of Texas. The General Partner of the Partnership is Rainbow Trading Corporation, which conducts and manages the business of the Partnership. The Partnership is a broker and dealer in securities registered with and regulated by the United States (U.S.) Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers, Inc. (NASD). The Partnership does not hold funds or securities for customers and does not carry accounts of or for customers, but simply places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Partnership operates under the (k)(2)(ii) exempt provisions of rule 15c3-3 of the SEC.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Partnership's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management. Commission revenue and commission expense are recognized on a trade date basis. The United States Treasury Note, United States Treasury Strip and Vanguard GNMA Fund investments are stated at market value at the date of the statement of financial condition. Interest income includes interest-equivalent dividends on a money market mutual fund. Interest is recorded on the accrual basis. Interest income on the United States Treasury Strip is recognized using the effective interest method.

B. Cash and Cash Equivalents

Cash and cash equivalents includes cash on deposit with banks and brokers and an investment in a money market mutual fund.

C. Income Taxes

The Partnership is not a taxpaying entity for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Partnership prepares calendar year information tax returns and reports to the partners their allocable shares of the Partnership's income and expenses.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided for over the estimated useful lives of the assets using the straight-line method with lives that range from 3 to 5 years.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Partners' Capital Allocations

The income and expenses of the Partnership are allocated to the partners in proportion to their respective ownership percentages.

Note 3. DEPOSIT WITH CLEARING BROKER

The Partnership entered into an agreement with a clearing broker which requires a minimum restricted cash deposit of $50,000. Due to the restricted nature of the cash deposit, it is not considered a cash equivalent for financial statement purposes.

Note 4. PROPERTY AND EQUIPMENT

At December 31, 2001, the Partnership's property and equipment consisted of:

Furniture and equipment	$ 130,469
Leasehold improvements	17,029
	147,498
Accumulated depreciation	(111,403)
Property and equipment, net	$ 36,095

Note 5. LEASE OBLIGATION

The Partnership leases office facilities in Dallas, Texas, under a noncancelable operating lease which was renewed in October 2001 and expires in 2007. The future minimum lease payments under this operating lease are as follows:

2002	$ 74,449
2003	74,449
2004	74,449
2005	74,449
2006	81,218
2007	20,304
	$399,318

Rent expense under this office lease aggregated $74,385 for the year ended December 31, 2001.

Note 5. LEASE OBLIGATION (CONTINUED)

The Partnership subleases additional office space in Dallas, Texas, on a month-to-month basis. Rent expense on this office space aggregated $90,000 for the year ended December 31, 2001.

Note 6. RELATED PARTY TRANSACTIONS

The Partnership has made advances to affiliates aggregating $11,134 at December 31, 2001.

A significant portion of the Partnership's revenue comes from trading for Limited Partnerships and other customers affiliated with the General Partner.

Note 7. CREDIT RISK

The Partnership has assets on deposit with various financial institutions. In the event of a financial institution's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 8. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2001, the Partnership has net capital of $2,531,975, which is $2,431,975 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is .05 to 1.

Note 9. SUBSEQUENT EVENT

On February 20, 2002, the Partnership notified the SEC and NASD of its intent to distribute $505,050 on February 25, 2002 to the partners in proportion to their respective ownership percentages.

SUPPLEMENTARY INFORMATION

SPYGLASS TRADING, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Total partners' capital	$2,708,154
Deduct items not allowable for net capital purposes Non-allowable assets	(90,901)
Charges for securities owned, pursuant to SEC rule 15c3-1	(85,278)
Net capital	$2,531,975
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 8,254
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$2,531,975
Minimum net capital requirement	100,000
Excess net capital	$2,431,975
Total aggregate indebtedness (total liabilities)	$ 123,814
Percentage of aggregate indebtedness to net capital	5%
Reconciliation with Partnership's computation	
Net capital, per above	$2,531,975
Net capital as reported by the Partnership in Part IIA of Form X-17a-5 as of December 31, 2001 (unaudited)	2,561,675
Difference	$ (29,700)
Reconciliation of difference	
Adjustment to charges for securities owned, pursuant to SEC rule 15c3-1	$ (29,700)

SPYGLASS TRADING, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Partnership does not file information in accordance with rule 15c3-3, as it is a broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, Spyglass Trading, L.P. claims the (k)(2)(ii) exemption in relation to rule 15c3-3.

SPYGLASS TRADING, L.P.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
Spyglass Trading, L.P.

In planning and performing our audit of the financial statements and supplementary information of Spyglass Trading, L.P. (the Partnership), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. + Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2002